UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 24, 2023
Commission File Number 001-15244
Credit Suisse Group AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
Credit Suisse AG
(Translation of registrant’s name into English)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
   Form 20-F      Form 40-F

Explanatory note
On April 24, 2023, the Credit Suisse Earnings Release 1Q23 was published. A copy of the Earnings Release is attached as an exhibit to this report on Form 6-K. This report on Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856, and 333-268336), and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended, except, in the case of both (i) and (ii), the information under “Group and Bank differences” and “Selected financial data – Bank” shall not be incorporated by reference into, or be deemed “filed”, with respect to the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152, 333-217856 and 333-268336).
Credit Suisse Group AG and Credit Suisse AG file an annual report on Form 20-F and file quarterly reports, including unaudited interim financial information, and furnish or file other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are available to the public over the internet at the SEC’s website at www.sec.gov. The SEC reports of Credit Suisse Group AG and Credit Suisse AG are also available under “Investor Relations” on Credit Suisse Group AG’s website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.
Unless the context otherwise requires, references herein to “Credit Suisse Group,” “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse AG, the direct bank subsidiary of the Group, and its consolidated subsidiaries.
SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information for the Group and the Bank is included in this report on Form 6-K, which should be read together with the Group’s and the Bank’s annual report on Form 20-F for the year ended December 31, 2022 (Credit Suisse 2022 20-F) filed with the SEC on March 14, 2023, and the Group’s earnings release for the first quarter of 2023 (Credit Suisse Earnings Release 1Q23), filed with the SEC as Exhibit 99.1 hereto.
This report filed on Form 6-K also contains certain information about Credit Suisse AG relating to its results as of and for the three months ended March 31, 2023. Credit Suisse AG, a Swiss bank and joint stock corporation established under Swiss law, is a wholly-owned subsidiary of the Group. Credit Suisse AG’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.
Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future the Group, the Bank and others on their behalf may make statements that constitute forward-looking statements.
When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2022 20-F, subsequent annual reports on Form 20-F filed by the Group and the Bank with the SEC, the Group’s and the Bank’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Group and Bank differences
The business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Wealth Management, Swiss Bank, Asset Management, Investment Bank and the Capital Release Unit segments. These segment results are included in Core Results, except for the Capital Release Unit, which is part of the Credit Suisse results. Core Results also includes certain Corporate Center activities of the Group, such as hedging activities relating to share-based compensation awards, which are not applicable to the Bank. Certain other assets, liabilities and results of operations, primarily relating to Credit Suisse Services AG (our Swiss service company) and its subsidiary, are managed as part of the activities of the Group’s segments. However, they are legally owned by the Group and are not part of the Bank’s consolidated financial statements.
Comparison of consolidated statements of operations
	Bank		Group
in	1Q23	1Q22	1Q23	1Q22
Statements of operations (CHF million)
Net revenues	17,630	4,443	18,467	4,412
Total operating expenses	5,735	5,056	5,620	4,950
Income/(loss) before taxes	11,813	(503)	12,764	(428)
Net income/(loss)	11,503	(330)	12,419	(277)
Net income/(loss) attributable to shareholders	11,517	(330)	12,432	(273)
Comparison of consolidated balance sheets
	Bank		Group
end of	1Q23	4Q22	1Q23	4Q22
Balance sheet statistics (CHF million)
Total assets	538,568	530,039	540,291	531,358
Total liabilities	482,036	481,563	486,038	486,027
Capitalization and indebtedness
	Bank		Group
end of	1Q23	4Q22	1Q23	4Q22
Capitalization and indebtedness (CHF million)
Due to banks	9,925	11,905	9,929	11,905
Customer deposits	167,209	234,554	165,968	233,235
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,461	20,371	6,371	20,280
Long-term debt	145,269	150,661	151,261	157,235
All other liabilities	153,172	64,072	152,509	63,372
Total liabilities	482,036	481,563	486,038	486,027
Total equity	56,532	48,476	54,253	45,331
Total capitalization and indebtedness	538,568	530,039	540,291	531,358

BIS capital metrics
	Bank		Group
end of	1Q23	4Q22	1Q23	4Q22
Capital and risk-weighted assets (CHF million)
CET1 capital	54,244	40,987	49,401	35,290
Tier 1 capital	54,244	54,843	49,401	50,026
Total eligible capital	54,244	54,843	49,401	50,026
Risk-weighted assets	242,531	249,536	243,431	250,540
Capital ratios (%)
CET1 ratio	22.4	16.4	20.3	14.1
Tier 1 ratio	22.4	22.0	20.3	20.0
Total capital ratio	22.4	22.0	20.3	20.0
Selected financial data – Bank
Condensed consolidated statements of operations
in	1Q23	1Q22	% change
Condensed consolidated statements of operations (CHF million)
Interest and dividend income	4,200	2,220	89
Interest expense	(3,216)	(755)	326
Net interest income	984	1,465	(33)
Commissions and fees	1,733	2,590	(33)
Trading revenues	(20)	(55)	(64)
Other revenues	14,933	443	–
Net revenues	17,630	4,443	297
Provision for credit losses	82	(110)	–
Compensation and benefits	2,140	2,158	(1)
General and administrative expenses	1,808	2,555	(29)
Commission expenses	207	298	(31)
Goodwill impairment	1,301	0	–
Restructuring expenses	279	45	–
Total other operating expenses	3,595	2,898	24
Total operating expenses	5,735	5,056	13
Income/(loss) before taxes	11,813	(503)	–
Income tax expense/(benefit)	310	(173)	–
Net income/(loss)	11,503	(330)	–
Net income/(loss) attributable to noncontrolling interests	(14)	0	–
Net income/(loss) attributable to shareholders	11,517	(330)	–

Selected financial data – Bank (continued)
Condensed consolidated balance sheets
end of	1Q23	4Q22	% change
Assets (CHF million)
Cash and due from banks	108,298	67,746	60
Interest-bearing deposits with banks	368	387	(5)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	64,321	58,798	9
Securities received as collateral	1,544	2,978	(48)
Trading assets	47,686	65,955	(28)
Investment securities	2,405	1,717	40
Other investments	5,428	5,463	(1)
Net loans	265,221	268,104	(1)
Goodwill	1,540	2,868	(46)
Other intangible assets	428	452	(5)
Brokerage receivables	4,851	13,818	(65)
Other assets	36,478	41,753	(13)
Total assets	538,568	530,039	2
Liabilities and equity (CHF million)
Due to banks	9,925	11,905	(17)
Customer deposits	167,209	234,554	(29)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	6,461	20,371	(68)
Obligation to return securities received as collateral	1,544	2,978	(48)
Trading liabilities	15,002	18,337	(18)
Short-term borrowings	120,026	14,489	–
Long-term debt	145,269	150,661	(4)
Brokerage payables	2,682	11,442	(77)
Other liabilities	13,918	16,826	(17)
Total liabilities	482,036	481,563	0
Total shareholder's equity	55,947	47,871	17
Noncontrolling interests	585	605	(3)
Total equity	56,532	48,476	17

Total liabilities and equity	538,568	530,039	2
BIS statistics (Basel III)
end of	1Q23	4Q22	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	54,244	40,987	32
Tier 1 capital	54,244	54,843	(1)
Total eligible capital	54,244	54,843	(1)
Capital ratios (%)
CET1 ratio	22.4	16.4	–
Tier 1 ratio	22.4	22.0	–
Total capital ratio	22.4	22.0	–

Exhibits
No. Description
99.1 Credit Suisse Earnings Release 1Q23

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)
Date: April 24, 2023
By:
/s/ Ulrich Körner
/s/ Dixit Joshi
Ulrich Körner
Dixit Joshi
Chief Executive Officer
Chief Financial Officer